UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                   Garmin Ltd.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G37260 10 9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 25, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[  ]    Rule 13d-1(c)

[X]     Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37260 10 9                                        Page 2 of 5 pages



    1      Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons (entities only) Jonathan C. Burrell


    2      Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                       (b) [ ]
    3      SEC Use Only

    4      Citizenship or Place of Organization...................         USA

                     5    Sole Voting Power.......................   4,984,109

     Number of
      Shared         6    Shared Voting Power.....................       -0-
   Beneficially
     Owned by        7    Sole Dispositive Power..................   4,984,109
       Each
    Reporting        8    Shared Dispositve Power.................       -0-
      Person
        With

    9      Aggregate Amount Beneficially Owned by Each
           Reporting Person......................................    4,984,109

    10     Check if the Aggregate Amount in Row (9)Excludes Certain Shares.[ ]

    11     Percent of Class Represented by Amount in Row (9).............4.6 %

    12     Type of Reporting Person    ..................................   IN

CUSIP No. G37260 10 9                                        Page 3 of 5 pages

Item 1(a)      Name of Issuer:  Garmin Ltd.


Item 1(b) Address of Issuer's Principal Executive Offices: 5th Floor, Harbour Place, P.O. Box 30464 SMB, 103 South Church Street, George Town, Grand Cayman, Cayman Islands

Item 2(a)      Name of Person Filing:  Jonathan C. Burrell


Item 2(b)      Address of Principal Business Office or, if none, Residence:
1200 East 151st Street, Olathe, Kansas  66062


Item 2(c)      Citizenship:  USA


Item 2(d)      Title of Class of Securities:  Common Shares



Item 2(e)      CUSIP Number:  G37260 10 9



Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

        (b) [  ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [  ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)
                 (E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Sec.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Sec.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP G37260 10 9                                            Page 4 of 5 pages

        (j) [  ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

            [ X ] Not applicable.

Item 4.        Ownership

        (a)     Amount beneficially owned:                           4,984,109
        (b)     Percent of class:                                        4.6 %
        (c)     Number of shares as to which the person has:

         The number of Common Shares over which the reporting person has sole voting and dispositive power includes 2,491,707 Common Shares owned by the Gary L. Burrell 2000 Grantor Retained Annuity Trust (the "Gary Burrell GRAT") and 2,491,707 Common Shares owned by the Judith M. Burrell 2000 Grantor Retained Annuity Trust (the "Judith Burrell GRAT"). Jonathan C. Burrell is the sole trustee of each of these trusts. Gary L. Burrell and Judith M. Burrell are the parents of the reporting person. On February 25, 2002, the Gary Burrell GRAT distributed 431,785 Common Shares to Gary Burrell and the Judith Burrell GRAT distributed 431,785 Common Shares to Judith Burrell. As a result, the reporting person now owns less than five percent of the Common Shares.

            (i)  sole power to vote or to direct the vote:           4,984,109
            (ii) shared power to vote or to direct the vote:               -0-
            (iii)sole power to dispose or to direct the
                 disposition of:                                     4,984,109
            (iv) shared power to dispose or to direct the
                 disposition of:                                           -0-


Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ X ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

CUSIP No. G37260 10 9                                        Page 5 of 5 pages

Item 8.        Identification and Classification of Members of the Group

               Not Applicable

Item 9.        Notice of Dissolution of Group

               Not Applicable

Item 10.       Certification

               Not Applicable


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   April 1,  2002




By:/s/ Jonathan C. Burrell
Name:  Jonathan C. Burrell